UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.__)*

DiamondHead Holdings Corp.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

25278L105
(CUSIP Number)

December 31, 2021
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25278L105

1.	Names of Reporting Persons DHP SPAC-II Sponsor LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 8,625,000 (1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,625,000 (1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,625,000 (1)(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 20.0%(4)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 25278L105

1.	Names of Reporting Persons Diamond Head Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 8,625,000 (1)(2)(3)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,625,000 (1)(2)(3)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,625,000 (1)(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 20.0%(4)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 25278L105

1.	Names of Reporting Persons David T. Hamamoto
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 8,625,000 (1)(2)(3)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,625,000 (1)(2)(3)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,625,000 (1)(2)(3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 20.0%(4)
12.	Type of Reporting Person (See Instructions) IN

(1)	As described under the heading “Description of Securities—Founder Shares” in the registration statement on Form S-1 (File No. 333-251961) (the “Registration Statement”) filed by DiamondHead Holdings Corp. (the “Issuer”), the shares of Class B common stock, par value $0.0001 per share, of the Issuer (the “Class B Common Stock”) will automatically convert into shares of Class A common stock, par value $0.0001 per share, of the Issuer (the “Class A Common Stock”) at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment for stock splits, stock dividends, reorganizations, recapitalizations and the like, and certain anti-dilution rights and have no expiration date.

(2)	Does not include 4,983,999 shares of Class A Common Stock issuable upon the exercise of 4,983,999 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities—Private Placement Warrants” in the Registration Statement.

(3)	Diamond Head Partners LLC, the managing member of DHP SPAC-II Sponsor LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by DHP SPAC-II Sponsor LLC. David T. Hamamoto, the managing member of Diamond Head Partners LLC, may be deemed to have sole voting and dispositive power with respect to the shares held by Diamond Head Partners LLC.

(4)	Based on 34,500,000 shares of Class A Common Stock issued and outstanding as of November 19, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 22, 2021 and assuming the conversion of all the shares of Class B common stock held by DHP SPAC-II Sponsor LLC.

Item 1(a).	Name of Issuer

DiamondHead Holdings Corp.

Item 1(b).	Address of the Issuer’s Principal Executive Offices

250 Park Ave., 7th Floor

New York, New York 10177

Item 2(a).	Names of Persons Filing

DHP SPAC-II Sponsor LLC, Diamond Head Partners LLC and David T. Hamamoto (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

250 Park Ave., 7th Floor

New York, New York 10177

Item 2(c).	Citizenship

Each of DHP SPAC-II Sponsor LLC and Diamond Head Partners LLC is a limited liability company formed in Delaware. David T. Hamamoto is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A common stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

25278L105

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act (15 U.S.C. 78c).

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

☐	(d) Investment company registered under Section 8 of the Investment Company Act (15 U.S.C. 80a-8).

☐	(e) An Investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

☐	(f) An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).

☐	(g) A Parent Holding Company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

☐	(j) Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

☐	(k) Group, in accordance with § 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

Not Applicable.

Item 4.	Ownership

(a)	Amount beneficially owned: See responses to Item 9 on each cover page.

(b)	Percent of class: See responses to Item 11 on each cover page.
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
(ii) Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
(iii) Sole power to dispose or to direct the disposition of: See responses to Item 7 on each cover page.
(iv) Shared power to dispose or to direct the disposition of: See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

/s/ David T. Hamamoto,
David T. Hamamoto, as Managing Member of Diamond Head Partners LLC, the Managing Member of DHP SPAC-II Sponsor LLC

/s/ David T. Hamamoto
David T. Hamamoto, as Managing Member Diamond Head Partners LLC

/s/ David T. Hamamoto

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the shares of Class A common stock, $0.0001 par value per share, of DiamondHead Holdings Corp., and further agree that this Joint Filing Agreement shall be included as an exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of February 14, 2022.

/s/ David T. Hamamoto
David T. Hamamoto, as Managing Member of Diamond Head Partners LLC, the Managing Member of DHP SPAC-II Sponsor LLC

/s/ David T. Hamamoto
David T. Hamamoto, as Managing Member of Diamond Head Partners LLC

/s/ David T. Hamamoto